May 8, 2009

Via Edgar - Correspondence Only

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-7010

Attention: Ms. Christy Adams

Re:	Helen of Troy Limited
Form 10-K for the fiscal year ended February 29, 2008
Filed May 13, 2008
File No. 001-14669

Dear Ms. Adams:

This firm represents Helen of Troy Limited (the “Company”).  On behalf of the Company, we submit this letter setting forth the Company’s responses to the supplemental comments of the Staff of the Securities and Exchange Commission dated May 6, 2009.  For ease of reference, each comment has been repeated below in italics, with our responses set forth below each comment.  The numbering below corresponds to that used in the Staff’s comment letter.

In reviewing the responses below to the Staff’s comments, please refer to the Company’s proposed goodwill and indefinite-lived intangibles disclosure in critical accounting policies that was previously provided to you on May 4, 2009 (the “Goodwill and Intangible Asset Disclosure”).  The below responses reflect additional discussion the Company would propose including in the Goodwill and Intangible Asset Disclosure in response to the Staff’s supplemental comments.

Critical Accounting Policies and Estimates, page 12

1.                                       We note your response to comment 1.  Please revise your disclosures as follows:

•                                          Provide a discussion of your historical growth rates in the Housewares segment and explain how they were considered when determining the growth rate to be utilized in your cash flows projections.  Please quantify the actual rates used in your discounted cash flow valuations.

•                                          Disclose the annual growth rate in earnings you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•                                          In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

Response:

In response to the Staff’s comment, the Company proposes to provide the additional disclosure set forth below in the Goodwill and Intangible Asset Disclosure.

We acquired the Housewares reporting unit on June 1, 2004.  Since that time it has experienced annual growth rates ranging from 6.9 to 26.0 percent with an average annual compound revenue growth rate of 15 percent over the last five years.  In our impairment analysis during the fourth quarter of fiscal 2009, we used revenue growth rates estimated to produce an average annual compound revenue growth rate of 6.1 percent. In our impairment analysis, we assumed a continued but decelerating economic contraction through the first half of fiscal 2011, an economic recovery beginning in the second half of fiscal 2011 and general economic growth returning to slightly above mean levels in fiscal years 2012 through 2014.  We also assumed a normal range of new product introductions and line extensions in the reporting unit based on our historical results.  The rates used in the forecast are management’s estimate of the most likely results over time, given a wide range of potential outcomes.  The assumptions and estimates used in our impairment testing involve significant elements of subjective judgment and analysis by the Company’s management.  While we believe that these assumptions are reasonable, unanticipated events and circumstances may occur that may cause actual results to differ materially from forecasted results based on these assumptions and estimates.

Although the Housewares reporting unit did not incur impairments based on our fourth quarter fiscal 2009 analysis, it may be subject to future goodwill impairments.  Assuming all other factors remain constant, the annual average compound earnings growth rate needed to avoid having a goodwill impairment charge is approximately 11 percent.  If the annual average compound earnings growth rate was lowered to 10 percent over the five year forecast period, the Housewares reporting unit would incur approximately $8.50 million in goodwill impairment charges.

2.                                       We refer to the control premiums used to determine the fair value of your reporting units.  Please revise to disclose the specific facts and circumstances that support a control premium of 37.1% for the Housewares segment and why this is significantly higher than those used in the Personal Care segment.

Response:

In response to the Staff’s comment, the Company proposes to provide the additional disclosure set forth below in the Goodwill and Intangible Asset Disclosure.

The control premium we used for the Housewares reporting unit was determined from widely used published studies using the median premium over market capitalization that market participants paid for controlling interest targets within a comparable standard industrial classification group.  Management believes the Housewares reporting unit has a higher control premium because of the fundamentals of the unit combined with relatively more attractive fundamentals for its industry as a whole when compared to the relative fundamentals of our other reporting units.  We believe that the Housewares reporting unit also has relatively higher potential for domestic and international growth through existing product categories and expansion into allied categories than our other reporting units.  Furthermore, this reporting unit has generated operating income as a percentage of net sales ranging from 14.6 to 27.9 percent over the last five years, which is significantly higher than comparable percentages in our other reporting units.

3.                                       We note that you have assigned weights to the valuation methods used based on management’s assessment of the extent to which the current economic environment affects each reporting unit’s value.  Specifically, we note that you assigned a 10% weight and 50% weight to the discounted cash flow models used to determine the fair value of the Personal Care and Housewares segments, respectively.  Please expand your disclosure to provide more insight into your basis for the specific weights assigned to the models used in your analyses.

Response:

In response to the Staff’s comment, the Company proposes to provide the additional disclosure set forth below in the Goodwill and Intangible Asset Disclosure.

For our Personal Care reporting units, we assigned a weight of 10 percent to our DCF Models and a weight of 90 percent to our Market Models.  We utilized a lower weight on the DCF Models with respect to our Personal Care reporting units because of declines in the revenue and relatively flat operating income percentages in these units over the last three years.  Additionally, considering the current economic environment, we believe it is likely that market participants will discount any forecasts that show revenue growth over the intermediate term, even though we believe these forecasts to be reasonable.  Conversely, for our Housewares reporting unit, we assigned a weight of 50 percent to both our DCF Models and our Market Models because our Housewares reporting unit has shown positive revenue growth and comparatively higher operating income percentages over the same term, which we believe makes its current forecast of moderate revenue growth more acceptable to market participants.  In addition, when we computed values under the various approaches, there was significantly less disparity between our DCF Model and Market Model estimates in the Housewares reporting unit than the disparities that existed in the Personal Care reporting units.   Accordingly, we believe the higher weighting afforded the Housewares DCF Model estimates was relevant and appropriate in describing its relative contribution to the Company’s overall fair market value.

As previously discussed, in order to provide a more meaningful presentation to the Company’s investors, the Company intends to appropriately allocate the disclosures contained in the Goodwill and Intangible Asset Disclosure between the discussion of the Company’s critical accounting policies and the explanation of the impairment charges in the results of operations section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Closing Information

In accordance with the Staff’s request, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please do not hesitate to contact Crews Lott of Baker & McKenzie LLP at (214) 978-3042 or Vince Carson of the Company at (915) 225-8033.

Very truly yours,

Baker & McKenzie LLP

/s/ W. Crews Lott
W. Crews Lott
CC: Terry French